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                                                                       EXHIBIT O


                           MEYERS INVESTMENT TRUST
                                   Form of
                 Multiple Class Plan Pursuant to Rule 18f-3


     Rule l8f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of Trustees of an investment company (the "Board") desiring to offer multiple classes of shares pursuant to said Rule adopt a plan setting forth the separate distribution arrangements and expense allocations of each class.


     The Board, including a majority of the non-interested Board members, of the Meyers Investment Trust (the "Trust") which desires to offer multiple classes for the Meyers Pride Value Fund (the "Fund") has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

A.  General Description of Classes

     1. Class Designation. The Fund's shares shall be divided into two separate classes of shares, as described below. The Fund's existing shares shall be designated Class __ Shares for purposes of this Plan. The Fund's new shares shall be designated Class __ Shares for purposes of this Plan.
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     2.   Class __ Shares.  Class __ Shares of the Fund are sold to the general public in the United States without an initial or a deferred sales charge.

     Class __ Shares are subject to a distribution and service fee equal, in the aggregate, to 0.25% (on an annual basis) of the average daily net assets of the Class __ Shares of the Fund paid pursuant to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.

     The minimum initial investment required in order to purchase Class __ Shares through a regular account is $1,000; the minimum subsequent investment for regular accounts is $100. A lower minimum initial investment of $250 is permitted for Automatic Investment Plan accounts, Retirement Plan accounts and for accounts opened under the Uniform Transfers to Minors Act; the minimum subsequent investment in each of these accounts is $50. The investment minimums may be changed or waived by the Fund at any time. Existing shareholders will be given at least 30 days notice of any increase in the minimum dollar amount of subsequent investments.

     3. Class __ Shares. Class __ Shares of the Fund are sold to the general public in ___________________ with an initial sales charge. Class __ Shares shall be subject to a sales charge of __% of the offering price of Class __ Shares upon purchase.

     Class __ Shares are subject to a distribution and service fee equal, in the aggregate, to 0.__% (on an annual basis) of the average daily net assets of the Class __ Shares of the Fund paid pursuant to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.

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     The minimum initial investment required in order to purchase Class __
Shares through a regular account is $_____; the minimum subsequent investment for regular accounts is $____. The investment minimums may be changed or waived by the Fund at any time. Existing shareholders will be given at least 30 days notice of any increase in the minimum dollar amount of subsequent investments.

B.  Expense Allocation

     The following expenses will be allocated, to the extent practicable, on a class-by-class basis:

     (1) fees under the Distribution Plan adopted for such class of shares;

     (2) printing and postage expenses related to preparing and distributing materials, shareholder reports, prospectuses and proxies to current shareholders of a specific class;

     (3) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific class;

     (4) the expense of administrative personnel and services as required to support the shareholders of a specific class;

     (5) litigation or other legal expenses relating solely to a specific class; and

     (6) Board members' fees incurred as a result of issues relating to a specific class.

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     Income, realized and unrealized capital gains and losses, and any expenses of the Fund not allocated to a particular class of such Fund pursuant to this Plan shall be allocated to each class of the Fund on the basis of the net asset value of that class in relation to the net asset value of the Fund.

     Meyers Capital Management, LLC and any other provider of services to the Fund may waive or reimburse the expenses of a particular class or classes, provided, however, that such waiver shall not result in cross-subsidization between the classes.


C.  Conversion Features and Exchange Privileges

     Class __ Shares are continuously offered to the general public in _________________ and are not eligible for sale in the United States. Class __ Shares are available only in the United States. Accordingly, there will be no conversion features or exchange privileges.

D.  Board Review

     The Board shall review this Plan as frequently as it deems necessary.
Prior to any material amendment(s) to this Plan, the Board, including a majority of the Board members that are not interested persons of the Trust, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or Fund expenses), is in the best interest of each class of shares individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Board shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan. Such information shall address the issue of whether any waivers or reimbursements

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of fees or expenses could be considered a cross-subsidization of one class by another, and other potential conflicts of interest between classes.

     In making its determination to approve this Plan, the Board has focused on, among other things, the relationship between or among the classes and has examined potential conflicts of interest among classes (including those potentially involving a cross-subsidization between classes) regarding the allocation of fees, services, waivers and reimbursements of expenses, and voting rights. The Board has evaluated the level of services provided to each class and the cost of those services to ensure that the services are appropriate and the allocation of expenses is reasonable. In approving any subsequent amendments to this Plan, the Board shall focus on and evaluate such factors as well as any others deemed necessary by the Board.

E.    Additional Information

     This Multiple Class Plan is qualified by and subject to the terms of the then current prospectus; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the class contained in this Plan. The prospectus contains additional information about the classes and the Fund's multiple class structure.

F.  Date of Effectiveness

     This Multiple Class Plan shall become effective immediately upon approval by a majority of the Board, including a majority of Board members who are not interested persons of the Fund.

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By Action of the Board of Trustees

Dated:  _____________________

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